John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

July 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Inc.
Amendment No. 4 to Registration Statement on Form F-4
	Filed:	June 6, 2024
	File No.:	333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are responding to the Staff’s comment letter dated July 9, 2024, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 4 to Form F-4

Risk Factors

Risk Related to Digital Assets, page 23

1.	We note your response to prior comment 3 and your statement that “management decided not to hold ETH and has since sold all of its ETH. However, the Company may continue to hold USDC and/or USDT, and will continue to accept and use USDC and USDT as it would like any other currencies.” Please revise to clarify the circumstances under which you will accept and use USDC and/or USDT. We also note references throughout the prospectus to “digital assets” and “cryptocurrencies” that you hold. Please revise to clarify, if true, that the only cryptocurrencies or digital assets that you will continue to hold will be USDC and/or USDT.

Response

As of the date hereof, the Company does not own, and in the future does not anticipate it will own, any digital assets or cryptocurrencies including USDT and USDC.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

July 18, 2024

The Company has revised the registration statement to update this disclosure.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-7

2.	We note your response to prior comment 7. We note the disclosure that you “will substantially de-emphasize [your] solo staking activities” is still included on page F-8. Please revise your next amendment, to clearly indicate that you ceased your staking activities and decided to dispose your Ethereum holdings or advise otherwise.

Response: In response to the Staff’s comment, the Company has revised Note 1 to the financial statements on page F-8 to indicate that it has ceased its staking activities and decided to dispose all of its Ethereum holdings.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 12. Operating Segments, page F-45

3.	We note your disclosure on page 37 that you recognized revenue from other countries of $ 3,181,100 in the three months ended March 31, 2024. Please revise your next amendment to include the disclosure requirements in ASC 280-10-50-41 related to geographic information.

Response: In response to the Staff’s comment, the Company has revised Note 12 to the financial statements on page F-45 to include disclosure on operations by geographical area in accordance with ASC 280-10-50-41.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com